CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 11, 2006

TSX Venture Exchange:  CMA

OTC Bulletin Board:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

EVALUATION OF ONCE BOCAS SILVER – GOLD ZONE

Cream Minerals Ltd. (CMA - TSX-V) ("Cream") is pleased to report results from examination and re-evaluation of the ONCE BOCAS ZONE  located 250 m W of the DOS HORNOS NORTH ZONE on its Nuevo Milenio property south-west of Tepic, Nayarit State, Mexico.

The program of re-evaluating data from the Nuevo Milenio property was extended during Nov. 2005 to the Once Bocas mineralized zone. The Once Bocas zone consists of a quartz stock work breccia zone up to +70 m wide which hosts 4 parallel quartz breccia veins and has been traced along strike for a distance of 1.5 km.

Past work, consisting of cat trenching, surface geological mapping and diamond drilling during 2002 and 2003, indicated a 250 m strike length of possible ore grade gold – silver mineralization.  The following is a summary of assays obtained including previously report Drill Data.

Description	From (m)	To (m)	Width (m)	Width (ft)	Au g/t	Ag g/t
DDH 03 - 02 *	39.00	78.00	39.20	128.58	0.292	68.96
Including Vein 1	48.00	51.00	3.00	9.84	0.574	168.00
Including Vein 2	54.00	57.00	3.00	9.84	0.826	193.00
Including Vein 3	66.00	69.00	3.00	9.84	0.335	109.00
DDH 04 – 02 *	19.50	37.50	18.00	59.04	0.410	23.33
including	22.50	25.50	3.00	9.84	1.183	101.00
DDH 06 – 03 *	18.00	30.00	12.00	39.36	1.167	109.55
including	22.00	30.00	8.00	26.24	1.625	155.40
Including	22.00	28.00	6.00	19.68	2.102	184.83
Including Vein 4	26.00	28.00	2.00	6.56	5.579	471.70
Stock work Zone	132.00	146.00	14.00	46.40	0.135	18.73
DDH 08 – 03 Fault zone *	26.00	28.00	2.00	6.56	0.647	26.9
DDH 09 - 03 *	66 .00	94.00	24.00	91.84	0.155	36.27
including	78.00	94.00	16.00	52.48	0.200	50.00
Including Vein 1, 2	82.00	88.00	6.00	19.68	0.335	91.10
Including Vein 3	82.00	84.00	2.00	6.56	0.716	183.00
DDH 12 – 03 *	56.00	126.00	70.00	229.60	0.199	48.15
including	58.00	114.50	58.00	190.24	0.241	58.11
including	56.00	60.00	4.00	13.12	1.390	260.50
Including Vein 4	56.00	58.00	2.00	6.56	2.727	633.00
including	96.00	108.00	12.00	39.36	0.562	120.35
including	96.00	100.00	4.00	13.12	0.817	141.00
Including Vein 3	96.00	98.00	2.00	6.56	0.729	188.00
Including Vein 2	104.00	108.00	4.00	13.12	0.692	185.50
Including Vein 2	104.00	106.00	2.00	6.56	0.908	262.00

*  Previously reported

Following the above Diamond Drill program, a field program was initiated in November 2005 which located 5 new shafts, 2 old Spanish Mines and 1 decline.  The workings were opened and channel sampled where possible with results as follows:

Surface and Underground Samples excluding above diamond drill results:

Location	Sample #	Width (m)	Width (ft)	Au g/t	Ag g/t
Road above Shaft 1	65896 - 04	15.90	52.15	0.477	76.90
including	659900 - 02	4.70	15.42	0.882	145.77
Including Vein 1	659896	1.40	4.59	0.813	100.00
Including Vein 2	659902	1.00	3.28	1.854	301.40
Including Vein 3	659904	2.00	6.56	0.516	110.00
Shaft 4, Surface Vein 1	649619-20	4.00	13.12	0.493	187.45
Road in Creek South	659834	2.45	8.04	0.919	174.00
Trench 3 Once Bocas	659856 - 73	27.05	88.72	0.340	88.94
Trench 3	659862 - 73	11.05	36.24	0.742	199.19
including	659862-65	5.05	16.56	1.346	384.68
Including Vein 4	659862	2.00	6.56	2.305	744.20
Portal Adit 1, 2	659874	2.20	7.22	0.788	129.00
Adit 1	659623-36	51.00	167.28	0.184	41.12
Including Vein 3	659635 - 36	1.95	6.40	0.486	118.85
Including Vein 2	659644	2.00	6.56	0.197	120.00
Including Vein 1	659661	1.90	6.23	0.905	187.00
Adit 2	659666-77	45.70	149.896	0.142	27.23
including	659675-77	3.00	9.84	0.453	100.33
	659696-700	6.60	21.648	0.160	49.04
Adit 3	182228-33	12.20	40.02	0.490	59.59
including	182228-30	6.00	19.68	0.950	112.33
including	182229 -30	4.00	13.12	0.950	132.50
Vein 3	182229	2.00	6.56	1.44	141.00
Old Spanish Mine	182214--27	1.49	4.87	0.817	153.51
Including Vein 1 and 2	8 Samples	1.40	4.59	1.311	255.20

WEIGHTED AVERAGE OF ALL VEIN SAMPLES:

Average Width (m)	Average width (ft)	Au g/t	Ag g/t
3.40	11.15	2.799	173.77

The results of the program showed that the mineralized quartz-breccia veins and the intervening stock-work zone have continuity along strike and at depth. The average width of the breccia vein samples is biased by the narrower widths of samples taken in the old Spanish workings (see sections, plans and maps that have been posted on the Company’s website at www.creamminerals.com).

The tested area contains four known vein structures and adjoining quartz stock work within the Once Bocas Structure of which an area of only 250 by 100 meters, out of a known strike length of 1,500 meters, was sampled. Further drilling and underground work will be required to define the overall resource size and grade.

Exploration on the Nuevo Milenio property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng. the Company's "Qualified Person" for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd., the Company's mineral property interests or to view the Company's new diamond video presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, P. Eng.

President

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622   Fax:  (604) 687-4212 Toll Free:  1-888-267-1400 Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

Shaft at road
Sample # m ft Au g/T Ag g/T
659963 1.50 4.92 7.806 90.00
Road In Creek
Sample # m ft Au g/T Ag g/T
659834 2.45 8.04 0.919 174.00
659834 – 36 6.50 21.32 0.513 93..63
659831 – 36 12.50 41.00 0.348 55.90
521000 E
TRENCH 4
ACCESS ROAD
DDH 12 - 03
SIDE CREEK
N 66 E
1050 m
1000 m
Sample# Interval m ft Au g/T Ag g/T
Weighted Average
199088 – 32 56.00 – 126.00 70.00 229.00 0.200 48.15
199088 – 113 56.00 - 108.00 52.00 170.56 0.245 59.60
Sample# Interval m ft Au g/T Ag g/T
199088 – 89 56.00 – 60.00 4.00 13.12 1.288 360.50
Sample# Interval m ft Au g/T Ag g/T
199108 – 13 96.00 - 108.00 12.00 39.36 0.592 120.35
Sample# Interval m ft Au g/T Ag g/T
199127 114.00 – 116.00 2.00 6.56 0.120 23.50
Sample# Interval m ft Au g/T Ag g/T
199106 96.00 - 98.00 2.00 6.56 0.904 94.00
199109 98.00 - 100.00 2.00 6.56 0.729 188.00
199110 100.00 - 102.00 2.00 6.56 0.261 47.00
199111 102.00 - 104.00 2.00 6.56 0.091 22.10
199112 104.00 - 106.00 2.00 6.56 0.908 262.00
199113 106.00 - 108.00 2.00 6.56 0.476 109.00
Sample# Interval m ft Au g/T Ag g/T
199132 124.00 – 126.00 2.00 6.56 0.106 23.60
Sample# Interval m ft Au g/T Ag g/T
199141 142.00 – 146.00 2.00 6.56 0.039 22.70
Sample# Interval m ft Au g/T Ag g/T
199145 150.00 – 152.00 2.00 6.56 0.192 7.90
Sample# Interval m ft Au g/T Ag g/T
199156 172.00 – 174.00 2.00 6.56 0.005 62.00
Broke Rods at 109
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
SCALE
0 m 25 m 50m
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
DDH 12 - 03
FACING N240W
Ing. German Francisco
F. Holcapek, P.Eng.
Dec 25. 2005

520900 E
521000 E
521100E
2360700 N
2360600 N
2360550 N
75
Fault at Adit 1 Level
Fault at Adit 2 Level
DDH 09 -03
1078 m elv.
DDH 03 – 02
1077 m elev.
DDH 07 - 03
DDH 08 – 03
1051 m elev.
DDH 06 – 03
DDH 10 – 03
1063 m elev.
DDH 12 – 03
1068 m elev.
DDH 04-02
1060 m elev.
SHAFT 1
SHAFT 2
SHAFT 3
SHAFT 4
SHAFT 5
SHAFT 6
SHAFT 7, 8
SHAFT 9
ADIT 1
ADIT 2
ADIT 3
0 m
15 m
25 m
SCALE
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work

CREAM MINERALS DE MEXICO S.A. DE C.V.

ONCE BOCAS ZONE

Drill Hole and Underground workings

Structural Interpretation

Ing. German Francisco

F. Holcapek, P.Eng.

Dec. 25, 2005